September 18, 2009

FILED AS EDGAR CORRESPONDENCE
AND VIA FEDERAL VIA EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Ms. Tamara Tangen

Re:	ChineseWorldNet.com, Inc.
Form 20-F For the Fiscal Year Ended December 31, 2008
Filed July 1, 2009
File No. 000-33051

Dear Ms. Tangen:

On behalf of ChineseWorldnet.com Inc. (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“SEC or “Commission”) in the letter dated September 3, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 20-F For the Fiscal Year Ended December 31, 2008

1.
We note that the report of Chang Lee LLP refers to the years ended December 31, 2008 and December 31, 2007. Auditor’s reports must refer to each period for which audited financial statements are required.  In this regard, the opinion fails to identify the year ended December 31, 2006. Please amend to include a conforming audit opinion or tell us how you determined that the opinion included in your filing complies with Article 2-02(a)(4) of Regulation S-X.

Company Response:

The Company will be filing an amended Annual Report on Form 20-F (“Form 20-F”) for the fiscal year ended December 31, 2009 in connection with Staff comment number 2 below (please also see Company Response below) and the Company’s amended Form 20-F will include a conforming amended audit opinion as described above from Chang Lee LLP.

Item 15 Disclosure Controls and Procedures; page 59

2.
We note the absence of Management’s annual report on internal control over financial reporting required by Item 15T, including the specific disclosures required by paragraphs (b)(1)-(4) of Note to Item 15T. It therefore appears that your management may not performed its assessment of internal control over financial reporting as of December 31, 2008.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required managements report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: hhtp://www.sec.gov/rules/final/2007/33-8809.pdf.

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

Company Response:

The Company’s management will complete its assessment of the Company’s internal controls over financial reporting for fiscal year 2008 and it will file an amended Form 20-F that will include our management’s report on such internal controls over financial reporting within 30 days of this letter’s date.

3.
In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered the report and revise your disclosure as appropriate.

Company Response:

The Company will amend its disclosure regarding the effectiveness of its disclosures controls and procedures as of the end of the fiscal year covered by its Form 20-F in light of the management’s initial inability to complete its report on internal control over financial reporting for fiscal year 2008.

4.
Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(3l) of Regulation S-K.  Please revise these certifications to include the Introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31)of Regulation S-K.

Company Response:

The Company will revise the certifications of the Principal Executive Officer and the Principal Financial Officer that will be attached to the Company’s amended Form 20-F (discussed above) to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Certifications under Exchange Act Rules 13a-14(a) and l5d-14(a)

5.
We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also include the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Company Response:

In the Company’s future SEC filings, the Company will not include the individual titles of the certifying individuals in the certifications that it files that are required by Exchange Act Rule 13a-14(a).

*     *     *     *     *

The Company also hereby acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  If you have questions, please do not hesitate to contact Gilbert Chan or myself by telephone at (604) 488-8878 or by facsimile at (604) 488-0868 and you may also contact our legal counsel, Richardson & Patel LLP (Dominador Tolentino, Esq.) at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

ChineseWorldNet.com Inc.

By:
Joe Kin Foon Tai
President, CEO and Director